UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           Travel Hunt Holdings, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   89416Q 10 3
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                                 (CUSIP Number)

                              Nancy Reynolds
                          1314 E. Olas Boulevard
                                Suite 168
                         Fort Lauderdale, Florida 33301
                                  770-514-2006
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 2, 2005
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   89416Q 10 3
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1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

                   Nancy Reynolds

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2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b)  [_]
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3.   SEC Use Only

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4. Source of Funds (See Instructions)

                   PF

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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) [_]

                   No

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6.   Citizenship or Place of Organization

                   USA
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               7. Sole Voting Power NUMBER OF 31,500,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.  Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.  Sole Dispositive Power
   PERSON          31,500,000
    WITH       -----------------------------------------------------------------
               10. Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                   70,000,000
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) [_]
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13.  Percent of Class Represented by Amount in Row (11) 98.71%
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14.  Type of Reporting Person (See Instructions) Individual
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
ITEM 1. SECURITY AND ISSUER

Common Stock, $0.001 par value
Travel Hunt Holdings, Inc.
1314 E. Olas Boulevard
Suite 168
Fort Lauderdale, Florida 33301


ITEM 2. IDENTITY AND BACKGROUND

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

         (a) Nancy Reynolds

         (b) 1314 E. Olas Boulevard Suite 168 Fort Lauderdale, Florida 33301

         (c) Program Manager

         (d) None

         (e) None

         (f) USA


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

A portion of these shares were acquired by Nancy Reynolds in a private transaction for $9,000 Paid from her personal funds and the balance of the shares were in consideration for Ms. Reynolds' shares in Travel Hunt, Inc. pursuant to a Stock Purchase Agreement and Share Exchange between the company and TravelHunt, Inc.

ITEM 4. PURPOSE OF TRANSACTION

As set forth above, these shares were issued to Nancy Reynolds pursuant to A Stock Purchase Agreement and Share Exchange whereby King Capital, Inc. became a wholly owned subsidiary of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Ms. Reynolds owns 70,000,000 shares of the Company's common stock or 98.71% of the Company issued and outstanding shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12/02/05
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Date

/s/ Nancy Reynolds
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Signature

Nancy Reynolds, President
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Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)